Exhibit - (d)(xxiii)
February 27, 2009
Randall W. Merk,
President and Chief Executive Officer,
Schwab Capital Trust
101 Montgomery Street
San Francisco, CA 94104
Re: Schwab Monthly Income Funds
Dear Mr. Merk:
This letter will confirm our agreement to limit net operating expenses of the following funds, as noted in the table below and described in the funds’ registration statements filed with the Securities and Exchange Commission.

Net Operating
Fund	Expense limit	Guaranteed through:

Schwab Monthly Income Fund — Moderate Payout	0bps	4/29/11

Schwab Monthly Income Fund — Enhanced Payout	0bps	4/29/11

Schwab Monthly Income Fund — Maximum Payout	0bps	4/29/11
Sincerely,

/s/ George Pereira George Pereira Chief Financial Officer,Charles Schwab Investment Management, Inc.	/s/ Jennifer Hafner Jennifer Hafner Vice President, Charles Schwab & Co., Inc.
cc:
Keith Maddock
Zuogang Gao
James Pierce
Anna Loh
Mini Jande